EXHIBIT 99.1

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
Reconciliation Statement, Non-GAAP Basis
(dollars in thousands)
Unaudited

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan.

The reconciliation of Net income (loss) to EBITDA and Adjusted EBITDA for the years ended December 29, 2019 and December 29, 2018 follows:

	Thirteen Weeks Ended		Year Ended
	December 28,	December 29,	December 28,	December 29,
	2019	2018	2019	2018
Net loss	$(34,097)	$(35,085)	$(103,386)	$(69,641)
Income tax provision (benefit)	(3,524)	(112)	(5,370)	2,070
Interest expense, net	24,104	26,491	101,613	70,545
Interest expense on junior subordinated debentures	3,152	3,152	12,608	12,608
Investment income on trust common securities	(94)	(94)	(378)	(378)
Depreciation	16,918	15,580	65,658	46,060
Amortization	14,796	14,700	58,910	44,572
EBITDA	21,255	24,632	129,655	105,836

Stock compensation expense	1,075	371	2,981	1,590
Management fees	166	150	562	546
Acquisition and integration expense	707	3,775	5,932	10,953
Canada Restructuring (1)	6,556	5,587	9,667	8,261
US Restructuring costs (2)	8,198	—	9,527	—
Restructuring and other costs (3)	2,115	1,528	13,000	9,016
Refinancing costs	—	3,090	—	11,632
Retention and long term incentive bonuses	742	1,405	6,831	1,405
Asset impairment costs(4)	991	—	7,887	—
Legal fees and settlements	651	—	1,463	—
Anti-dumping duties	—	300	—	(3,829)
Mark-to-market adjustment on interest rate swaps	(609)	2,284	2,608	607
Adjusted EBITDA	$41,847	$43,122	$190,113	$146,017

1.
Includes charges related to a restructuring plan announced in our Canada segment in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. See Note 14 - Restructuring of the Notes to the Consolidated Financial statements for additional information.

2.
Includes charges related to a restructuring plan announced in our United States business in 2019, including severance related to management realignment and the integration of sales and operating functions, and inventory adjustments driven by a strategic review of the Company's product offerings. See Note 14 - Restructuring of the Notes to the Consolidated Financial statements for additional information.

3.
Includes restructuring and other costs associated with the implementation of a new pricing program, cost associated with implementing our ERP system in Canada, costs to relocate our distribution center in Edmonton, Canada, costs associated with relocating our distribution center in Dallas, Texas, and one time charges associated with new business wins.

4.	Impairment losses for the disposal of FastKey self-service key duplicating kiosks and related assets.